                              (POPULAR, INC. LOGO)


                                      2nd
                                 Quarter Report
                                 June 30, 1998

To Our Stockholders

   Popular, Inc. (the Corporation) reported net income of $57.5 million for the quarter ended June 30, 1998, reflecting an increase of 12.5% over the $51.1 million earned in the same period in 1997. Earnings per common share (EPS) for the quarter, after adjusting for the common stock split in the form of a dividend of one share for each share outstanding, effective on July 1, 1998, were $0.41 per common share, compared with $0.37 per common share for the quarter ended June 30, 1997. Net earnings for the first quarter of 1998, were $54.8 million or $0.39 per common share.

   The second quarter results represented rates of return of 1.16% on assets
(ROA) and 15.50% on common equity (ROE) compared with 1.16% and 16.07%, respectively, for the same quarter of 1997. For the first quarter of 1998, the Corporation attained an ROA and ROE of 1.14% and 15.36%, respectively.

   For the six-month period ended June 30, 1998, net income reached $112.3 million, or $0.80 per share, with an ROA and ROE of 1.15% and 15.43%, respectively. For the same period in 1997, net income was $100.6 million, or $0.73 per share, with an ROA and ROE of 1.17% and 16.17%, respectively.

   The Corporation's results of operations for the quarter ended June 30, 1998, when compared with the same quarter of 1997, reflected an increase of $23.8 million in net interest income coupled with an increase of $16.7 million in other revenues. These improvements were partially tempered by rises of $8.1 million in the provision for loan losses, $23.0 million in operating expenses and $3.0 million in income taxes.

   The increase in net interest income was mainly attributed to the growth in average earning assets, reflecting the Corporation's acquisitions during the second quarter of 1997, as well as an increase in loans and investment securities due to business expansion. The growth in non-interest income was primarly achieved through higher gains on loans sold, increases in credit card fees and discounts and debit card fees due to the continuous expansion of the electronic payment system, and a higher activity on commercial and retail accounts.

   The provision for loan losses reflected the increase in loan volume, non-performing assets and net charge-offs, as well as the Corporation's commitment to maintain its allowance for loan losses at an adequate level. The increase in operating expenses was reflected in most categories and was directly related to the acquisitions made during the second quarter of 1997, the growth in the business activities, and expenditures associated with new technology.

   The Corporation's total assets at June 30, 1998, reached $20.0 billion compared with $19.1 billion a year ago, while total deposits amounted to $12.1 billion as of June 30, 1998, an increase of 6.1% from June 30, 1997. The Corporation's capital increased to $1.6 billion at June 30, 1998, compared with $1.4 billion a year earlier.

    The Corporation's common stock market value was $33.25 per share at the end of the quarter, representing an appreciation of 64.7% and 13.3% from the market value of $20.19 at June 30, 1997, and $29.34 at March 31, 1998, respectively.


--------------------------------------------------------------------------------

   The Annual Stockholders Meeting of Popular, Inc. was held on April 23, 1998. An 80.77% of the common shares issued and outstanding as of the record date of March 4, 1998, were represented at the meeting, which complied with the quorum required by law. All five directors nominated for re-election were elected for a three-year term. The Corporation's Annual Report was discussed, as well as some of the Corporation's strategic goals. In addition, it was announced at the meeting that the Board of Directors had approved the aforementioned stock split in the form of a dividend.

--------------------------------------------------------------------------------


   In April 1998, the Corporation through its subsidiary, Popular Cash Express, completed the acquisition of 13 check cashing outlets in Florida, which offer services such as check cashing, money transfers to other countries, money order sales and processing of payments. This acquisition is considered an important step toward the Corporation's objective of penetrating the unbanked segment.

   In an effort to become a more efficient competitor in the Puerto Rico mortgage banking market, the Corporation consolidated Banco Popular de Puerto Rico's mortgage origination division into its mortgage subsidiary, Popular Mortgage, effective on July 1, 1998.

   Also, the Corporation is in the process of acquiring a small mortgage processing company in Los Angeles, California, which serves as the processor of mortgages to third parties. This acquisition will offer a good opportunity to originate residential mortgage loans throughout the United States in a more efficient way.

   As previously announced, Popular, Inc. is awaiting regulatory approval to become the principal shareholder of Banco Gerencial & Fiduciario Dominicano, S.A. Through this transaction the Corporation will acquire a 45 percent share in the bank through newly issued common stock. Banco Gerencial is the fourth largest bank in the Dominican Republic with $389 million in total assets and over $31 million in equity.

   Recently, the Corporation announced its agreement to acquire from the government of Puerto Rico a 5% share of Puerto Rico Telephone Company (PRTC) for $37.5 million. The agreement is a joint venture with a telecommunications company, which will acquire a 50% share of PRTC, while the government retains between 44% and 47% of ownership. The transaction was already approved by the local legislature and is pending approval from the federal agencies. The Corporation believes this is an important step for the future of telecommunications in Puerto Rico, its principal market, and the economy of Puerto Rico, in view of the recent changes in federal regulations associated to the telecommunication's industry.



                                    /s/ Richard L. Carrion
                                    ---------------------------
                                    Richard L. Carrion
                                    Chairman, President and
                                    Chief Executive Officer

Financial Highlights
Popular, Inc.

------------------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET HIGHLIGHTS                                                 AT JUNE 30,                 AVERAGE FOR THE SIX MONTHS
(In thousands)                                                  1998        1997       Change       1998         1997       Change
------------------------------------------------------------------------------------------------------------------------------------
                        Money market investments            $   694,487 $   869,567  $(175,080) $   732,328  $   663,047  $   69,281
                        Investment and trading securities     6,278,074   5,992,137    285,937    6,283,034    5,659,576     623,458
                        Loans                                11,753,213  10,909,365    843,848   11,541,256    9,972,014   1,569,242
                        Total assets                         19,997,636  19,145,844    851,792   19,711,518   17,272,791   2,438,727
                        Deposits                             12,102,594  11,405,516    697,078   12,001,807   10,548,874   1,452,933
                        Borrowings                            5,950,082   5,941,675      8,407    5,728,283    5,126,364     601,919
                        Stockholders' equity                  1,593,693   1,424,130    169,563    1,512,723    1,301,369     211,354

------------------------------------------------------------------------------------------------------------------------------------
OPERATING HIGHLIGHTS                                                      SECOND QUARTER                        SIX MONTHS
(In thousands, except per share information)                       1998        1997       Change       1998        1997      Change
------------------------------------------------------------------------------------------------------------------------------------
                        Net interest income                      $214,392    $190,606    $23,786     $427,096    $371,250    $55,846
                        Provision for loan losses                  33,524      25,413      8,111       67,089      49,100     17,989
                        Fees and other income                      72,886      56,227     16,659      140,837     110,482     30,355
                        Other expenses                            196,293     170,329     25,964      388,588     332,002     56,586
                        Net income                               $ 57,461    $ 51,091    $ 6,370     $112,256    $100,630    $11,626
                        Net income applicable to common stock    $ 55,374    $ 49,004    $ 6,370     $108,081    $ 96,455    $11,626
                        Earnings per common share                    0.41        0.37       0.04         0.80        0.73       0.07

------------------------------------------------------------------------------------------------------------------------------------
SELECTED STATISTICAL                                                      SECOND QUARTER                      SIX MONTHS
INFORMATION                                                           1998              1997             1998            1997
------------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK DATA -     Market price
                          High                                       $36.16            $21.44           $36.16          $21.44
                          Low                                         29.22             16.88            23.03           16.53
                          End                                         33.25             20.19            33.25           20.19
                        Book value at period end                      11.02              9.70            11.02            9.70
                        Dividends declared                             0.11              0.09             0.22            0.18
                        Dividend payout ratio                         26.90%            24.29%           27.56%          24.67%
                        Price/earnings ratio                          21.18X            14.32x           21.18X          14.32x
------------------------------------------------------------------------------------------------------------------------------------
PROFITABILITY RATIOS -  Return on assets                               1.16%             1.16%            1.15%           1.17%
                        Return on common equity                       15.50             16.07            15.43           16.17
                        Net interest spread (taxable equivalent)       4.03              4.03             4.07            4.06
                        Net interest yield (taxable equivalent)        4.93              4.91             4.97            4.91
                        Effective tax rate                            27.00             26.35            26.83           27.32
                        Overhead ratio                                47.65             50.27            48.37           49.48
------------------------------------------------------------------------------------------------------------------------------------
CAPITALIZATION RATIOS - Equity to assets                               7.69%             7.51%            7.67%           7.54%
                        Tangible equity to assets                      6.63              6.82             6.60            6.81
                        Equity to loans                               13.20             13.02            13.11           13.07
                        Internal capital generation                   10.56             11.19            10.35           11.14
                        Tier I capital to risk-adjusted assets        12.35             12.56            12.35           12.56
                        Total capital to risk-adjusted assets         14.70             14.98            14.70           14.98
                        Leverage ratio                                 7.17              7.71             7.17            7.71
------------------------------------------------------------------------------------------------------------------------------------
CREDIT QUALITY RATIOS - Allowance for losses to loans                  1.91%             1.89%            1.91%           1.89%
                        Allowance to non-performing assets            99.59             97.87            99.59           97.87
                        Allowance to non-performing loans            109.47            104.58           109.47          104.58
                        Non-performing assets to loans                 1.91              1.94             1.91            1.94
                        Non-performing assets to total assets          1.12              1.10             1.12            1.10
                        Net charge-offs to average loans               0.94              0.90             0.95            0.82
                        Provision to net charge-offs                   1.23X             1.11x            1.23X           1.20x
                        Net charge-offs earnings coverage              4.13              4.14             4.03            4.60

NOTE: All common stock data has been adjusted to reflect the stock split effected in the form of a dividend on July 1, 1998.

Additional Information

BOARD OF DIRECTORS

Richard L. Carrion, Chairman
Alfonso F. Ballester, Vice Chairman
Antonio Luis Ferre, Vice Chairman
Juan A. Albors Hernandez *
Salustiano Alvarez Mendez *
Jose A. Bechara Bravo *
Juan J. Bermudez
Esteban D. Bird *
Francisco J. Carreras
David H. Chafey, Jr.
Luis E. Dubon, Jr.
Hector R. Gonzalez
Jorge A. Junquera Diez
Manuel Morales, Jr.
Alberto M. Paracchini
Francisco M. Rexach, Jr.
J. Adalberto Roig, Jr.
Felix J. Serralles Nevares
Julio E. Vizcarrondo, Jr.
Samuel T. Cespedes, Secretary

 * Director of Banco Popular de Puerto Rico only


EXECUTIVE OFFICERS
Richard L. Carrion, Chairman of the Board,
   President and Chief Executive Officer
David H. Chafey, Jr., Senior Executive Vice President
Jorge A. Junquera Diez, Senior Executive Vice President
Maria Isabel Burckhart, Executive Vice President
Roberto R. Herencia, Executive Vice President
Larry Kesler, Executive Vice President
Humberto Martin, Executive Vice President
Emilio E. Pinero, Executive Vice President
Carlos Rom, Jr., Executive Vice President
Carlos J. Vazquez, Executive Vice President


SHAREHOLDER INFORMATION

SHAREHOLDER ASSISTANCE - Shareholders requiring a change of address, records or information about lost certificates, dividend checks or dividend reinvestment should contact:

                          Banco Popular de Puerto Rico
                              Trust Division (725)
                             Popular Center Building
                               4th Floor Suite 400
                             209 Ponce de Leon Ave.
                           Hato Rey, Puerto Rico 00918

PUBLICATIONS - For printed material (annual and quarterly reports, 10-K and 10-Q reports), contact Mr. Amilcar L. Jordan at the Comptroller's Division at (787) 765-9800 ext. 6101.

DIVIDEND REINVESTMENT PLAN - The Corporation has a dividend reinvestment plan which provides the shareholder a simple, convenient and cost-effective way to acquire Popular, Inc. common stock.

- Dividends can be automatically reinvested in additional shares at 95% of the Average Market Price.
- Participants may make optional cash payments of at least $25 and not more than $10,000 per calendar month for investment in additional shares.
-   No brokerage commissions are charged on purchases under this plan.
- Participant's funds will be fully invested, because the plan permits fractions of shares to be credited to a participant's account.

If you would like more information on this plan, please contact our Trust Department at (787) 756-3908, (787) 765-9800 ext. 5637, 5525 and 5897.

Consolidated Statements of Condition                               Popular, Inc.

                                                                               June 30,
(In thousands)                                                            1998           1997
------------------------------------------------------------------------------------------------
ASSETS
  Cash and due from banks .........................................   $   500,941    $   609,160
                                                                      --------------------------
  Money market investments:
   Federal funds sold and securities and mortgages
     purchased under agreements to resell .........................       650,881        847,171
   Time deposits with other banks .................................        42,779         20,020
   Bankers' acceptances ...........................................           827          2,376
                                                                      --------------------------
                                                                          694,487        869,567
                                                                      --------------------------
  Investment securities available-for-sale,
   at market value ................................................     5,795,668      4,905,562
  Investment securities held-to-maturity, at cost .................       232,316        745,826
  Trading account securities, at market value .....................       250,090        340,749
  Loans held-for-sale .............................................       338,566        314,916
  Loans ...........................................................    11,767,063     10,969,960
   Less--Unearned income ..........................................       352,416        375,511
              Allowance for loan losses ...........................       224,045        206,719
                                                                      --------------------------
                                                                       11,190,602     10,387,730
                                                                      --------------------------
  Premises and equipment ..........................................       380,684        388,970
  Other real estate ...............................................        20,283         10,285
  Customers' liabilities on acceptances ...........................           454          2,542
  Accrued income receivable .......................................       128,897        109,346
  Other assets ....................................................       239,267        229,909
  Intangible assets ...............................................       225,381        231,282
                                                                      --------------------------
                                                                      $19,997,636    $19,145,844
                                                                      ==========================
  LIABILITIES AND STOCKHOLDERS' EQUITY
  Liabilities:
   Deposits:
     Non-interest bearing .........................................   $ 2,585,256    $ 2,496,684
     Interest bearing .............................................     9,517,338      8,908,832
                                                                      --------------------------
                                                                       12,102,594     11,405,516
   Federal funds purchased and securities sold
     under agreements to repurchase ...............................     2,672,811      2,623,292
   Other short-term borrowings ....................................     1,864,562      1,630,976
   Notes payable ..................................................     1,137,709      1,412,407
   Acceptances outstanding ........................................           454          2,542
   Other liabilities ..............................................       350,813        371,981
                                                                      --------------------------
                                                                       18,128,943     17,446,714
                                                                      --------------------------
   Subordinated notes .............................................       125,000        125,000
                                                                      --------------------------
   Preferred beneficial interests in Popular North America's junior subordinated deferrable interest debentures guaranteed by the
      Corporation .................................................       150,000        150,000
                                                                      --------------------------
  Stockholders' equity:
   Preferred stock ................................................       100,000        100,000
   Common stock ...................................................       412,426        411,697
   Surplus ........................................................       604,983        579,878
   Retained earnings ..............................................       473,531        340,267
   Treasury stock - at cost .......................................       (39,559)       (14,017)
   Unrealized gains on securities available-for-sale, net of
     deferred taxes ...............................................        42,312          6,305
                                                                      --------------------------
                                                                        1,593,693      1,424,130
                                                                      --------------------------
                                                                      $19,997,636    $19,145,844
                                                                      ==========================

Consolidated Statements of Income                                  Popular, Inc.

                                                             Quarter ended      Six months ended
                                                                June 30,            June 30,
(Dollars in thousands, except per share information)       1998       1997      1998        1997
-------------------------------------------------------------------------------------------------
INTEREST INCOME:
  Loans .............................................   $296,476   $260,804   $589,693   $507,157
  Money market investments ..........................      9,192      8,515     18,018     17,382
  Investment securities .............................     93,177     84,646    183,436    159,757
  Trading account securities ........................      4,020      5,040      8,085      8,974
                                                        -----------------------------------------
                                                         402,865    359,005    799,232    693,270
                                                        -----------------------------------------
INTEREST EXPENSE:
  Deposits ..........................................    101,777     87,092    199,108    173,287
  Short-term borrowings .............................     58,330     56,409    114,577    103,771
  Long-term debt ....................................     28,366     24,898     58,451     44,962
                                                        -----------------------------------------
                                                         188,473    168,399    372,136    322,020
                                                        -----------------------------------------
  Net interest income ...............................    214,392    190,606    427,096    371,250
  Provision for loan losses .........................     33,524     25,413     67,089     49,100
                                                        -----------------------------------------
  Net interest income after provision for loan losses    180,868    165,193    360,007    322,150
  Service charges on deposit accounts ...............     25,494     22,214     50,832     44,033
  Other service fees ................................     28,818     24,785     54,991     46,954
  Gain (loss) on sale of securities .................      3,049      1,286      3,917       (374)
  Trading account profit ............................      1,311        817      1,981      1,250
  Other operating income ............................     14,214      7,125     29,116     18,619
                                                        -----------------------------------------
                                                         253,754    221,420    500,844    432,632
                                                        -----------------------------------------
OPERATING EXPENSES:
  Personnel costs:
    Salaries ........................................     59,623     50,344    118,916     98,689
    Profit sharing ..................................      6,264      6,788     11,947     13,228
    Pension and other benefits ......................     16,770     17,307     35,188     34,007
                                                        -----------------------------------------
                                                          82,657     74,439    166,051    145,924
  Net occupancy expenses ............................     11,737      8,743     23,298     17,745
  Equipment expenses ................................     18,481     16,777     36,509     31,628
  Other taxes .......................................      7,899      7,311     15,867     13,756
  Professional fees .................................     13,816     10,923     26,694     20,826
  Communications ....................................      9,194      7,750     18,017     15,331
  Business promotion ................................      8,917      7,980     17,133     13,937
  Printing and supplies .............................      4,415      3,127      8,418      6,771
  Other operating expenses ..........................     11,080     10,155     21,804     18,974
  Amortization of intangibles .......................      6,849      4,841     13,633      9,279
                                                        -----------------------------------------
                                                         175,045    152,046    347,424    294,171
                                                        -----------------------------------------
  Income before taxes ...............................     78,709     69,374    153,420    138,461
  Income tax ........................................     21,248     18,283     41,164     37,831
                                                        -----------------------------------------
  NET INCOME ........................................   $ 57,461   $ 51,091   $112,256   $100,630
                                                        =========================================
  NET INCOME APPLICABLE TO COMMON STOCK .............   $ 55,374   $ 49,004   $108,081   $ 96,455
                                                        =========================================
  EARNINGS PER COMMON SHARE .........................   $   0.41   $   0.37   $   0.80   $   0.73
                                                        =========================================

Subsidiaries


CENTRAL OFFICE
   Popular Center
   209 Munoz Rivera Avenue
   San Juan, Puerto Rico 00918
   Telephone: (787) 765-9800

ATH COSTA RICA
   Cond. en Oficinas Ofiplaza
     del Este
   Edif. D- Piso 1, San Pedro
   150 metros Oeste de la
   Rotonda de la Bandera
   San Jose, Costa Rica
   Telephone: (011) 506-280-9796

BANCO POPULAR DE PUERTO RICO
   PUERTO RICO OFFICE
     Popular Center
     209 Munoz Rivera Avenue
     San Juan, Puerto Rico 00918
     Telephone: (787) 765-9800

   NEW YORK OFFICE
     7 West 51st St.
     New York, N.Y. 10019
     Telephone: (212) 315-2800

   VIRGIN ISLANDS OFFICE
     80 Kronprindsens Gade
     Kronprindsens Quarter
     Charlotte Amalie, St. Thomas
     U.S. Virgin Islands 00802
     Telephone: (809) 774-2300

BANCO POPULAR, FSB
   500 Bloomfield Avenue
   Newark, New Jersey 07107
   Telephone: (201) 484-6525

BANCO POPULAR, ILLINOIS
   4000 West North Avenue
   Chicago, Illinois 60639
   Telephone: (773) 772-8600

BANCO POPULAR, N.A. (CALIFORNIA)
   6001 E. Washington Blvd.
   City of Commerce
   California 90040
   Telephone: (213) 724-8800

BANCO POPULAR, N.A. (FLORIDA)
   5551 Vanguard Street
   Suite 100
   Orlando, Florida 32819
   Telephone: (407) 370-8000

BANCO POPULAR, N.A. (TEXAS)
   1615 Little York Road
   Houston, Texas 77093
   Telephone: (281) 539-8600

EQUITY ONE, INC.
   523 Fellowship Road, Suite 220
   Mt. Laurel, New Jersey 08054
   Telephone: (609) 273-1119

METROPOLITANA DE PRESTAMOS, INC.
   State Road #2 Km. 6.8
   Villa Caparra
   Guaynabo, Puerto Rico 00966
   Telephone: (787) 792-9292

POPULAR FINANCE, INC.
   10 Salud Street
   El Senorial Condominium
   Suite 613
   Ponce, Puerto Rico 00731
   Telephone: (787) 844-2860

POPULAR MORTGAGE, INC.
   268 Ponce de Leon Avenue
   San Juan, Puerto Rico 00918
   Telephone: (787) 753-0245

POPULAR LEASING AND RENTAL, INC.
   M-1046 Federico Costa St.
   Tres Monjitas Industrial
     Development
   San Juan, Puerto Rico 00903
   Telephone: (787) 751-4848

POPULAR SECURITIES INCORPORATED
   Popular Center
   Suite 1020
   San Juan, Puerto Rico 00918
   Telephone: (787) 766-4200

POPULAR CASH EXPRESS
   6200 North Hiawatha
   Suite 200
   Chicago, IL  60646
   Telephone: (773) 205-8300


                              (POPULAR, INC. LOGO)